HIVE BLOCKCHAIN TECHNOLOGIES LTD.

November 23, 2020

HIVE Blockchain has entered into an Agreement to buy GPU.One’s

New 50 MW Campus of Data Centres in New Brunswick

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE: HBF) (the “Company” or “HIVE”) is excited to announce that it has entered into a non-binding, exclusive memorandum of understanding (“MOU”) with GPU.One Holding Inc. (“GPU.One”) to expand HIVE’s Canadian footprint through the potential purchase of GPU Atlantic Inc. (“GPU Atlantic”).

Pursuant to the MOU, HIVE would purchase 100% of the GPU Atlantic shares (the “Proposed Transaction”). The eventual purchase price is dependent on the negotiation of a definitive agreement, including a formal purchase agreement, and the completion of a satisfactory due diligence process.

“We are excited about this opportunity for HIVE to expand our Canadian footprint through the acquisition of this data centre campus which has access to 50 megawatts (“MW”) of low-cost green power in Grand Falls, New Brunswick,” said Frank Holmes, Interim Executive Chairman of HIVE. Mr. Holmes added, “Further, and important to building our vision, is the GPU.One team of young, skilled and proven data centre professionals with deep high density data centre build out and maintenance experience who will take on executive positions within HIVE’s organization.”

In connection with this Proposed Transaction, the Company has retained Canaccord Genuity Corp. to act as advisor and assist with due diligence.

About GPU.ONE

GPU.One is one of the industry’s premier data centre operators and managers. Winner of Bitmain’s “Top 10 Mining Farms in the World”, GPU.One is a privately held venture-backed and institution-backed data centre owner and operator. GPU.One has a current capacity of 70 MW, 50 MW of which are presently in full operation utilising renewable hydro-energy in Québec and Atlantic Canada. GPU.One’s in-house software is ahead of the competition and provides seamless and remote control of its facilities, HVAC, as well as over each individual server under management.

About GPU Atlantic Inc.

GPU Atlantic Inc. has recently constructed a new and state of the art 50 MW data centre campus located in New Brunswick, Canada. The campus contains GPU.One’s own private 50 MW substation along with two data centre facilities. The campus also provides for space, electrical capacity, and materials to continue its pursuit of growth within the existing infrastructure.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins. This is another key step in building our vision to have a 1,000 petahashes of Bitcoin mining capacity over the next 12 months.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about the Proposed Transaction, achievement of aggregate operating hashpower of 1,000 PH/s within the next 12 months, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, a decrease in Ethereum pricing, volume of transaction activity or generally, the profitability of Ethereum mining; further improvements to profitability and efficiency may not be realized; the Company may not be able to enter into a definitive agreement on terms which are economic or at all or close the Proposed Transaction; the ongoing operation of the digital currency market; the Company’s ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Filing Statement of the Company dated and other documents disclosed under the Company’s filings at www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the current profitability in mining Ethereum (including pricing and volume of current transaction activity); the ability to enter into a definitive agreement and close the Proposed Transaction on terms which are economic; profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward- looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.